SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) 42.150.391/0001-70

 Companies Registry (NIRE) 29.300.006.939

 Publicly-Held Company

MATERIAL FACT

Braskem S.A. (“Company”), in compliance with CVM Instruction 358/02, in light of the information filed by the Federal Prosecution Office (“MPF”) against third parties in connection with Operation Car Wash, which mentions alleged unlawful payments made to benefit the Company in contracts entered into with Petróleo Brasileiro S.A. - Petrobras, hereby announces to the market that the grounds on which the accusations in the information were made are the same as previously reported by the media, regarding which the Company has already released two Material Fact and Market Notices.

Specifically with respect to the alleged losses caused to Petrobras as a result of the naphtha supply agreement executed in 2009, Braskem highlights the following information contained in the document filed against third parties:

▪  Petrobras itself has formally acknowledged that the naphtha pricing formula was compatible with its opportunity cost to the product.

▪  Petrobras has further acknowledged that the need to import naphtha resulted from its unilateral decision to allocate domestically produced naphtha that had already been contracted by the petrochemical industry to meet the increasing demand by the fuel sector.

Braskem continues to be at the disposal of competent authorities to collaborate with the investigations.

São Paulo, July 27, 2015.

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.